UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

Commission File Number: 001-38781

HEXO Corp.

(Translation of registrant’s name into English)

120 chemin de la Rive

Gatineau, Québec, Canada J8M 1V2

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Exhibits 99.1 through 99.3 included with this Report on Form 6-K are hereby incorporated by reference into (i) the Registration Statement on Form F-10 of HEXO Corp. (the “registrant”) and HEXO Operations Inc. (File No. 333-256131), and (ii) the Registration Statement on Form F-10 of the Registrant (File No. 333-255264).

Exhibit	Description

99.1	Amending Agreement to Transaction Agreement, dated as of June 14, 2022, by and among the registrant, Tilray Brands, Inc. and HT Investments MA LLC

99.2	Amended and Restated Assignment and Assumption Agreement, dated as of June 14, 2022, by and among the registrant, Tilray Brands, Inc. and HT Investments MA LLC

99.3	Amended and restated form of Amended and Restated Senior Secured Convertible Note due 2026, to be issued and owing by the registrant to Tilray Brands, Inc.

99.4	Report on voting results dated June 14, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEXO Corp.

Date: June 15, 2022	/s/ Joelle Maurais
General Counsel and Corporate Secretary